EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         October 11, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report (NO. 59/2000)
          Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

Yesterday evening Koor Properties Ltd. - a wholly owned subsidiary of Koor - (hereinafter: "Koor Properties") signed a set of agreements with various companies of the Delek Group (hereinafter: "The Buyers"), regarding the rights of Koor Properties in various realestate properties totaling approximately 135,000 square meter, which are located along the shore in the part connecting between Tel Aviv and Jaffa and also by Moshav Nir Zvi. These are realestate properties with various plannings - agriculture, industrial and residential. Also, Koor Properties commited to build for the Buyers on part of this realestate a Logistic Center totalling approximately 10,000 square meter.

The total return that will be received by Koor Properties for its rights on the properties and the building of the Logistic Center is approximately 20.8 million dollars. The capital profit, after tax deduction, which will be registered by Koor as a result of these transactions will be approximately 5 million dollars.

                                        Yours Sincerely,



                                        Shlomo Heller, Adv.